Contact for Information:

Brenda Ropoulos, Director of Corporation Relations
510-574-2508
brenda_ropoulos@net.com

net.com Announces Fourth Quarter
and Fiscal Year 2004 Results

Fremont, CA April 14, 2004 – Network Equipment Technologies, Inc. (NYSE:NWK) today reported its quarterly and annual results for the periods ended March 26, 2004. The company increased annual revenue by 4.0 percent in a tough telecommunications environment, and increased its cash position to over $100 million, including long term restricted cash.

For the fourth quarter of fiscal 2004, total revenue was $27.1 million, down from $33.8 million in the same period of the prior year, a 19.8 percent decrease, and down from $33.9 million posted in the third quarter of fiscal 2004. Product revenue for the quarter was $22.6 million, a decrease of 21.6 percent from $28.8 million in the same period of the prior year. More than ten percent of revenue came from the company's new products, SCREAM and SHOUTIP.

Net loss for the quarter was $3.5 million, or a loss of $0.14 per share, compared to net income for the same period of the prior year of $537,000, or $0.02 per share. As stated in the company's preliminary earnings release on March 31, 2004, net.com shipped approximately $4 million of equipment in the quarter under its NATO Bandwidth Management contract, but deferred this revenue, awaiting contractual acceptance by the customer.

For fiscal year 2004, total revenue increased to $127.0 million, up 4.0 percent from $122.1 million in fiscal 2003. Product revenue for the year increased to $108.1 million, up 6.1 percent from $101.9 million posted in fiscal 2003. Net loss for the year was $559,000, or $0.02 per share, compared to $18.4 million, or $0.82 per share, in fiscal

2003. In the first quarter of fiscal 2003, the company adopted SFAS 142, which resulted in a charge of $9.6 million taken in that quarter relating to the impairment of goodwill and other intangible assets.

Achieving a significant milestone of more than $100 million in cash, including long term restricted cash, the company increased cash by $5.2 million to $102 million at the end of the fourth quarter of fiscal 2004, compared to $94.6 million at the end of the prior year and $96.8 in the third quarter of fiscal 2004.

President and CEO Hubert "Bert" Whyte remarked, "We had issues with deferred revenues on complex new contracts, but this was an active quarter for us. We achieved our development milestones, and trial activity in our targeted markets increased. Over the last several years, we have taken measures to achieve solid results while investing in growth opportunities. We enter our fiscal year 2005 with confidence and optimism."

Highlights:

- The company achieved general availability of SCREAM 3.0 incorporating Cisco's IOS, announced separately today.

- Also now generally available is netMS, a management platform for both Promina and SCREAM that will ultimately include the SHOUTIP product as well.

- The company made significant progress with secure voice applications on SHOUTIP, with results as noted below:

    o The United States Air Force has purchased and is testing SHOUTIP for secure voice applications over InMarSat at Andrews and Scott Air Force bases for military non-combatant planes.

    o Boeing Derivative's Aircraft division that modifies commercial planes (such as Gulfstream jets or 737s) for military non-combatant use has purchased SHOUTIP for testing and possible future integration.

    o Centcom purchased SHOUTIP for secure voice applications, both for the Kuwait-Iraq commercialization program (KICC), and for supporting coalition forces in Afghanistan.

- In addition to purchases under the BME (Bandwidth Management Equipment) contract, NATO purchased Promina equipment in support of NATO forces in Afghanistan.

- SHOUTIP achieved excellent results in independent testing by TMC Labs as a SIP-based VoIP gateway product.

- The company received initial orders for SHOUTIP from a distributor in Japan dedicated to delivering state-of-the-art solutions with high quality consulting, integration and support services.

- Significant carrier activity around the globe included:

    o a North American CLEC win, Bridgecom, for SCREAM, announced separately today;

    o three North American incumbent carrier RFPs in progress for SCREAM type solutions;

    o trials of SCREAM 3.0 by two European incumbent carriers, one Eastern European second tier carrier, and a Latin American carrier; and

    o sale of SHOUTIP to a South American carrier.

- The company saw continued strength in Promina for government requirements, including:

    o expanded network for the Spanish Ministry of Defense;

    o order from the Ukraine's Ministry of Defense.

About net.com

Network Equipment Technologies, Inc., doing business as net.com, develops and delivers service creation platforms for broadband, Internet protocol telephony, and multiservice networks. An architect of the networking industry, net.com has been supplying service providers, governments and enterprises around the world with bullet-proof networking technology for more than 20 years. net performance. net results. net.com.

Forward Looking Statements

This press release contains forward-looking statements relating to trends, products, existing and potential customer relationships, and possible future operating results within the meaning of the safe harbor provisions of Section 21E of the Securities Exchange Act of 1934. Investors are cautioned that such statements are based on current expectations, forecasts and assumptions that involve risks and uncertainty that may cause actual results to differ materially from those expressed or implied in the forward-looking statements. Factors that could affect such results include the volume and timing of orders, the ability to recognize revenue within a particular quarter for shipments made in the quarter, our ability to commercialize new products and product enhancements, the degree to which trial activity results in product sales, and changes in the mix of products we sell and the potential reductions in margin as a result, as well as the factors identified in net.com's Quarterly Report on Form 10-Q for the quarter ended December 26, 2003. net.com disclaims any intention or obligation to update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

www.net.com — for more information.

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net.com, Promina, SCREAM and SHOUT<small>IP</small> are trademarks of Network Equipment Technologies, Inc.

NOTE TO EDITORS: Financial tables follow

NETWORK EQUIPMENT TECHNOLOGIES, INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands except per share data)

	Quarter Ended		Year Ended	
	Mar 26, 2004	Mar 28, 2003	Mar 26, 2004	Mar 28, 2003
	(unaudited)		(unaudited)	
Revenue:				
Product	$ 22,616	$ 28,832	$ 108,127	$ 101,919
Service and other	4,508	4,969	18,909	20,181
Total revenue	27,124	33,801	127,036	122,100
Costs of sales:				
Cost of product revenue	8,742	13,185	43,142	52,480
Cost of service and other revenue	4,353	4,007	16,312	18,321
Total cost of sales	13,095	17,192	59,454	70,801
Gross margin	14,029	16,609	67,582	51,299
Operating expenses:				
Sales and marketing	7,732	7,853	31,052	32,132
Research and development	6,881	6,494	27,609	26,027
General and administrative	2,863	2,718	10,402	11,197
Restructuring costs	(85)	217	181	2,079
Total operating expenses	17,391	17,282	69,244	71,435
Income (loss) from operations	(3,362)	(673)	(1,662)	(20,136)
Other income (expense), net	64	(369)	1,652	6,979
Interest income (expense), net	(122)	52	(529)	477
Loss before taxes	(3,420)	(990)	(539)	(12,680)
Tax provision (benefit)	38	(1,527)	20	(3,824)
Income (loss) before accounting change	(3.458)	537	(559)	(8,856)
Cumulative effect of change in accounting principle relating to goodwill	-	-	-	(9,592)
Net income (loss)	$ (3,458)	$ 537	$ (559)	$ (18,448)
Per share data:				
Income (loss) before accounting change:				
Basic	$(0.14)	$0.02	$(0.02)	$(0.39)
Diluted	$(0.14)	$0.02	$(0.02)	$(0.39)
Cumulative effect of change in accounting principle relating to goodwill - basic and diluted	$ -	$ -	$ -	$(0.43)
Net income (loss):				
Basic	$(0.14)	$0.02	$(0.02)	$(0.82)
Diluted	$(0.04)	$0.02	$(0.02)	$(0.82)
Common and common equivalent shares:				
Basic	23,977	22,628	23,314	22,444
Diluted	23,977	23,340	24,314	22,444

NETWORK EQUIPMENT TECHNOLOGIES, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands)

	Mar 26, 2004		**Mar 28, 2003**
Assets	(unaudited)		
Cash and Investments	$ 99,732	$	94,568
Accounts receivable, net	19,709		14,574
Inventories	13,665		14,569
Prepaid expenses and other assets	2,898		4,110
Total current assets	136,004		127,821
Property and equipment, net	31,423		34,486
Software production costs, net	-		5
Other assets	4,657		2,506
	$ 172,084	$	164,818
Liabilities and Stockholders' Equity			
Accounts payable	$ 6,334	$	5,427
Other current liabilities	15,681		18,081
Total current liabilities	22,015		23,508
Long term liabilities	1,705		1,770
7 1/4% convertible subordinated debentures	24,706		24,706
Stockholders' equity	123,658		114,834
	$ 172,084	$	164,818